Mail Stop 4561

October 10, 2007

Mr. Qu Shizhi
Chief Financial Officer
Yantai Dahua Holdings Company Limited
East of Muping
Yantai, Shandong, PRC

   RE: **Yantai Dahua Holdings Company Limited**
       Form 20-F for the period ended December 31, 2006
       Filed March 14, 2007
       File No. 0-50184

Dear Mr. Qu:

   We have completed our review of your Form 20-F and do not, at this time, have any further comments.

            Sincerely,

            Daniel L. Gordon
            Branch Chief